Annual Shareholder Meeting Results:

The Funds held their joint annual meeting of shareholders on December 14, 2010. Common/Preferred shareholders voted as indicated below:

								Withheld
					Affirmative 		Authority
California Municipal II
Re-election of Paul Belica
Class II to serve until 2013 		25,677,044 		1,390,672
Election of James A. Jacobson*
Class II to serve until 2013 		     4,129 		       21
Election of Alan Rappaport
Class I to serve until 2012 		25,785,464 		1,282,252

The other members of the Board of Trustees at the time of the meetings, namely Messrs. Hans W. Kertess*, John C. Maney+, and William B. Ogden IV, continued to serve as Trustees of the Funds.

* Preferred Shares Trustee
+ Interested Trustee